The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated December 2, 2005.
Filed pursuant to Rule 424(b)(3)
Registration No. 333-124095
Amendment No. 3 to
PRELIMINARY PRICING SUPPLEMENT NO. 8 dated [●], 2005
to Prospectus Supplement and Prospectus dated July 1, 2005

EKSPORTFINANS ASA

Medium-Term Notes Due Nine Months or More From the Date of Issue

GSCI Excess Return Index Linked Note (Non-principal protected)

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Principal Amount:	$[●]

CUSIP No.:	[●]

Common Code:	[●]

ISIN:	[●]

	Price to public		Discounts and commissions		Proceeds to us (before expenses)

Per note:	$	[ ● ]	$	[ ● ]	$	[ ● ]
Total:	$	[ ● ]	$	[ ● ]	$	[ ● ]

Agent:	Goldman, Sachs & Co.
The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	December [●], 2005

Original Issue Date:	December [●], 2005

Maturity Date:	(1) December [●], 2006, or (2) in the case of a Final Index Level Early Event or if an Early Redemption has been designated, the third Business Day following the Final Index Level Early Determination Date or the Early Redemption Determination Date, respectively, subject in each case to a delayed maturity (in the event of Market Disruption, defined below), in which case the Maturity Date shall be the third Business Day following the Determination Date.

Indexed note:	Yes. The Goldman Sachs Commodity Index — Excess Return Index (GSCI-ER or the Index). The GSCI-ER reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index, which we refer to as the GSCI. The GSCI is an index based on a production-weighted basket of physical non-financial commodities that satisfy specified criteria. The GSCI is designed to be a measure of the performance over time of the markets for these commodities. See “The GSCI-ER” below for further information regarding the Index.

Coupon:	[●]% of the Principal Amount. The Coupon will be calculated on the basis of the actual number of days the notes are outstanding divided by 360 and paid on the Maturity Date.

Redemption Amount:	As of the Determination Date, the calculation agent will determine the Redemption Amount in accordance with the following formula:

Principal Amount × (1 + Factor × ((	Final Index Level	– 1) – (Fee ×	Fee Days	))), but not less than 0.
	Initial Index Level		365

Factor:	3.00

Initial Index Level:	[●]

Final Index Level:	The closing price of the Index as determined by the calculation agent on the Determination Date.

Fee:	0.35% per annum. The fee is calculated on the basis of the actual number of Fee Days in a year divided by 365.

Fee Days:	The total number of days from but excluding the Trade Date up to and including the Determination Date.

Final Index Level Early Event:	If on any Trading Day prior to December [●], 2006, the Index settles at or below [●] (the occurrence of such event a Final Index Level Early Event), the notes shall automatically be redeemed in accordance with the methodology and formulae applicable upon an Early Redemption as set forth below. Upon a Final Index Level Early Event, the calculation agent shall give oral notice to the holder (according to the contact details, if any, provided by such holder). Additionally, the calculation agent shall deliver written facsimile confirmation of such oral notice promptly thereafter; provided, however, that if such written confirmation is not received by the holder, such failure shall not invalidate or otherwise diminish the effectiveness of such oral notice. For the purposes of these notes, the notice period for redemption as set out in the Indenture shall be shortened as described in this pricing supplement.

Notice of Early Redemption:	The holder has the option to cause the Company to redeem the entire Principal Amount, prior to December [●], 2006 (an Early Redemption) for the Early Amount as set forth below. Notice of Early Redemption may be given orally at any time. Such oral notice may be given to the calculation agent (Tel. +1 212 902 7700, Fax +1 212 509 1084) and shall be conclusive and binding once given. Additionally, the holder shall deliver written facsimile confirmation of such oral notice promptly thereafter; provided, however, that if such written confirmation is not received by the calculation agent, such failure shall not invalidate or otherwise diminish the effectiveness of the oral Notice of Early Redemption. For purposes of these notes, the notice period for redemption as set out in the Indenture shall be shortened as described in this pricing supplement.

Amount Payable upon Early Redemption or Final Index Level Early Event:	The calculation agent will calculate the Amount Payable upon Early Redemption or a Final Index Level Early Event by adding the Early Principal Amount to the Early Coupon Amount and subtracting the Early Fee.

Early Principal Amount:	The calculation agent will determine the Early Principal Amount according to the following formula:

Discount Factor × Principal Amount × (1 + Factor × (	Early Index Level	– 1)), but not less than 0.
Initial Index Level

Early Index Level:	The closing price of the Index (as determined on the Early Redemption Determination Date or Final Index Level Early Determination Date, as the case may be).

Discount Factor:	1
	1 + (LIBOR + 0.25%) ×	Days Remaining
		360

LIBOR:	The rate for deposits in U.S. dollars for a period (the Designated Maturity) equal to Days Remaining (interpolated, if necessary, and subject to a minimum Designated Maturity of one month) which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Early Redemption Determination Date or Final Index Level Early Determination Date, as the case may be. If such rate does not appear on the Telerate Page 3750, LIBOR shall be determined by the calculation agent.

Days Remaining:	The number of days from (but excluding) the Early Redemption Maturity Date up to and including December [●], 2006.

Early Coupon Amount:	Discount Factor × Principal Amount × (Coupon × Total Number of Days / 360)

Total Number of Days:	366 (which is the total number of days from but excluding the Original Issue Date up to and including December [●], 2006).

Early Fee:	Principal Amount × Factor × Fee ×	Fee Days
365

Determination Date:	December [●], 2006 unless such day is not a Trading Day, in which case the Determination Date shall be the next day that is a Trading Day. If an Early Redemption is designated, then the Determination Date shall be the Early Redemption Determination Date. If a Final Index Level Early Event shall have occurred, then the Determination Date shall be the Final Index Level Early Determination Date.

The foregoing is subject, in each case, to the following provisions.

In the event a Market Disruption (as defined below) has occurred on the Determination Date, then the Final Index Level will be determined by the calculation agent as follows:

(a) With respect to each futures contract included in the Index which is not affected by the Market Disruption, the Final Index Level will be based on the official settlement price of such contract as published by the exchange on which it is traded (the Settlement Price) on the Determination Date.

(b) With respect to each futures contract included in the Index which is affected by the Market Disruption, the Final Index Level will be based on the Settlement Price of each such contract on the first day immediately following the Determination Date on which no Market Disruption is occurring with respect to such contract; unless such Market Disruption continues with respect to any such contract for more than five Trading Days, in which event the price of each such contract to be used in calculating the Final Index Level shall be determined by the calculation agent on the sixth Trading Day following what would otherwise be the Determination Date which date will be the Determination Date.

(c) The calculation agent shall determine the Final Index Level by reference to the Settlement Prices or other prices determined in clauses (a) and (b), above, using the then-current method for calculating the Index.

Market Disruption means the occurrence on any date or any number of consecutive days of any one or more of the following circumstances:

(a) A material limitation, suspension, or disruption of trading in one or more futures contracts included in the Index which results in a failure by the exchange on which such futures contract is traded to report a Settlement Price for such contract on the day on which such event occurs or any succeeding day on which such failure continues.

(b) The Settlement Price for any futures contract included in the Index is a “limit price”, which means that the Settlement Price for such contract for a day has increased or decreased from the previous day’s Settlement Price by the maximum amount permitted under applicable exchange rules.

(c) Failure by the applicable exchange or other price source to announce or publish the Settlement Price for any futures contract included in the Index.

Early Redemption Determination Date:	Any Trading Day prior to December [●], 2006, provided Notice of Early Redemption is delivered by 9:00 a.m., New York time on such day; otherwise, the Early Redemption Determination Date shall be the immediately succeeding Trading Day.

Final Index Level Early Determination Date:	The Trading Day immediately following the day on which the Final Index Level Early Event occurs.

Early Redemption Maturity Date:	Three Business Days following the Early Redemption Determination Date or the Final Index Level Early Determination Date, as the case may be.

Calculation agent:	Goldman, Sachs & Co. or one of its affiliates

Fixed rate note:	Yes

Interest payment date:	The Maturity Date

Interest accrual:	See “Coupon”.

Day count convention:	Actual/360

Trading Day:	For the purposes of this issuance, a Trading Day means any day when (a) the calculation agent in New York is open for business and (b) all exchanges on which futures contracts are traded for the commodities included in the Index are open for trading.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York City, London, Montreal or Toronto.

Optional redemption:	Yes, at the option of holders. See “Notice of Early Redemption”.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000,000.00

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Failure to Pay Redemption Amount When Due:	In the event we fail to pay the Coupon or the Redemption Amount or the Early Redemption Amount on a Maturity Date, any overdue payment will bear interest from the Maturity Date until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:	The notes are not renewable notes, asset linked notes, amortizing notes, exchangeable notes or zero coupon notes, each as described in the prospectus supplement. The notes will not be issued with an original issue discount, and there is no extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values of a commodity Index. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the commodities that make up the Goldman Sachs Commodity Index (GSCI) and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the commodities comprising the GSCI. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the Index level.

     The redemption amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the redemption amount may be less than the face amount of the notes, and you will lose part or all of your investment if the final Index level is below the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity. In addition, because your notes are highly “leveraged” (i.e., the redemption amount will reflect a multiple of the increase or decrease of the Index over the term of the notes), we expect the market value of your notes to experience greater changes in response to movements in the Index or other developments than it would in the absence of such leverage.

     Moreover, the formula used to calculate the redemption amount only compares the Index levels on the pricing date and the determination date. No other Index levels will be taken into account.

Your notes may return less than conventional debt securities.

     The coupon rate on your notes is below the prevailing yield on comparable debt securities having a comparable maturity date. Even if the amount payable on your notes on the Maturity Date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Past Index performance is no guide to future performance.

     The actual performance of the GSCI-ER over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the GSCI-ER or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The formula for determining the redemption amount does not take into account all developments in the GSCI-ER.

     Changes in the Index during the term of the notes before the determination date will not be reflected in the calculation of the redemption amount payable, if any, at maturity. The calculation agent will calculate the redemption amount by comparing only the Index levels on the pricing date and on the determination date. No other Index levels will be taken into account. As a result, you may lose part or all of your investment even if the Index has risen at certain times during the term of the notes before falling to a level below the Initial Index Level on the determination date.

The market value of your notes may be influenced by many factors that are unpredictable, including volatile commodities prices.

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable. Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

     The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “—Secondary trading in the notes may be limited” below.

     The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

Commodity prices may change unpredictably, affecting the value of your notes in unforeseeable ways.

Commodity prices are affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the level of the GSCI-ER and the value of your notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.

The Index level will affect the market value of your notes, but the market value of your notes may not change in the same manner as the level of the Index.

We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the level of the Index at that time has risen above or has fallen below the Initial Index Level. Because your notes are highly leveraged we expect the market value of your notes to experience greater change in response to movements in the Index or other developments than it would in the absence of such leverage.

However, your notes may trade quite differently from the performance of the Index. For the reasons described under “The formula for determining the redemption amount does not take into account all developments in the GSCI-ER” and other market-related reasons, such as those described below, changes in the level of the Index may not result in comparable changes in the market value of your notes. If you sell notes prior to maturity, you may receive substantially less than the amount that would be payable if the redemption amount formula were applied as if your date of sale were the Maturity Date because of an expectation that the Index level will continue to fluctuate, or exhibit volatility, until the final Index level is determined. If you sell your notes at a time when the level of the Index has generally trended below, or not sufficiently above, the Initial Index level, you may receive less than the face amount of your notes. Political, economic and other developments that affect the commodities underlying the Index may also affect the level of the Index and, indirectly, the market value of your notes.

Changes in interest rates are likely to affect the market value of your notes.

     We expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security in different degrees. In general, if interest rates increase, we expect that the market value of your notes will decrease and, conversely, if interest rates decrease, we expect that the market value of your notes will increase.

Changes in the volatility of the Index are likely to affect the market value of your notes.

     The volatility of the Index refers to the size and frequency of the changes in the Index level. In general, if the volatility of the Index increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the Index decreases, we expect that the market value of your notes will decrease.

The time remaining to maturity is likely to affect the market value of your notes.

     Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the level of the Index and the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the level of the Index and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your note.

Any decline in our credit ratings may affect the market value of your notes.

     Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

Trading and other transactions by Goldman, Sachs & Co. in the contracts and the underlying commodities included in the GSCI may adversely affect the value of your notes.

     The Goldman Sachs Commodity Index, or GSCI, on which the GSCI-ER is based, is comprised of numerous commodity contracts as described in “The GSCI-ER—Composition of the GSCI”. Goldman, Sachs & Co. and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the GSCI, over-the-counter contracts on these commodities, the underlying commodities included in the GSCI and other instruments and derivative products based on the GSCI and the GSCI-ER. Trading in the futures contracts and commodities included in the GSCI, and in related over-the-counter products, by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the GSCI-ER, which could in turn affect the return on and the value of your notes.

     In addition, we have hedged our obligation under the notes by entering into a swap transaction with an affiliate of Goldman, Sachs & Co., which will be obligated to pay to us on the Maturity Date any excess of the Redemption Amount that we have to pay under the notes over the aggregate principal amount of the notes. That affiliate will most likely directly or indirectly hedge its obligations through transactions in the futures and options markets. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns indexed to the GSCI or the GSCI-ER. Goldman, Sachs & Co. has licensed and may continue to license the GSCI and the GSCI-ER for use by unaffiliated trading advisors, for publication in newspapers and periodicals, for distribution by information and data dissemination services and for various other purposes.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     Certain activities conducted by Goldman, Sachs & Co. and its affiliates may conflict with your interests as a holder of the notes. For example, as described above, we have hedged our obligation under the notes with an affiliate of Goldman, Sachs & Co. It is possible that affiliates of Goldman, Sachs & Co. could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers relating to one or more of the underlying commodities included in the GSCI. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the level of the GSCI—directly or indirectly by affecting the price of the underlying commodities—and, therefore, the value of the GSCI-ER, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the GSCI-ER, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the redemption amount, amounts payable on any early redemption and on any acceleration, and in some cases when a market disruption event is occurring, daily contract reference prices for commodities on the GSCI. We will use these determinations to calculate how much cash we must pay at maturity or upon any early redemption. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “—There may be conflicts of interest between you and Goldman, Sachs & Co.”

Suspensions or disruptions of market trading in the commodity and related futures may adversely affect the value of your notes.

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the GSCI and the GSCI-ER and, therefore, the value of your notes.

     In making its calculations of the GSCI and the GSCI-ER as published on Reuters page GSCI, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of Goldman, Sachs & Co., is manifestly incorrect, Goldman, Sachs & Co. may determine the settlement price in its reasonable judgment. In addition, if any day on which Goldman, Sachs & Co. calculates the GSCI is a day on which a relevant trading facility for a contract on a commodity that underlies the GSCI is not open, then Goldman, Sachs & Co. will use the settlement price for such contract as of the last day on which such trading facility was open. Under the circumstances described above, the value of the GSCI, GSCI-ER and the value of your notes may be adversely affected.

     If a Market Disruption occurs on any futures contract included in the GSCI, the value of that contract at the Determination Date will not be calculated until a settlement price can be determined. If a Market Disruption lasts more than five Business Days, the calculation agent will calculate the Final Index Value and the indexed payment on the sixth day in a commercially reasonable manner. Regardless of the Market Disruption, Goldman, Sachs & Co. will continue to calculate the GSCI settlement value and publish such value on Reuters according to the process described above. Therefore, if a Market Disruption occurs, the Redemption Amount may not reflect the actual value of the GSCI-ER on the Determination Date. Accordingly, the calculation of your indexed payment may be delayed beyond what would otherwise be the Determination Date and may be subject to the judgment of the calculation agent.

You may not receive your Redemption Amount on December [●], 2006.

     You may receive the Redemption Amount before December [●], 2006 if there is a Final Index Level Early Event or an Early Redemption. Alternatively, in the event of a Market Disruption, you may receive your Redemption Amount as late as December [●], 2006.

The GSCI may in the future include contracts that are not traded on regulated futures exchanges.

     The GSCI was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the GSCI continues to be composed exclusively of regulated futures contracts. As described below, however, the GSCI may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1922, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the GSCI may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Higher future prices of commodities included in the GSCI relative to their current prices may decrease the redemption price.

     As the contracts that underlie the GSCI come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. While many of the contracts included in the GSCI have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the GSCI, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the GSCI and accordingly, decrease the value of the redemption amount.

Changes in the composition and valuation of the GSCI may adversely affect your notes.

     The composition of the GSCI may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the GSCI fail to satisfy such criteria. The weighting factors applied to each commodity included in the GSCI change annually, based on changes in commodity production statistics. In addition, Goldman, Sachs & Co., in consultation with its policy committee, may modify the methodology for determining the composition and weighting of the GSCI and for calculating its value in order to assure that the GSCI represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the GSCI, and for valuing the GSCI, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of the notes.

     In the event that Goldman, Sachs & Co. discontinues publication of the GSCI or the GSCI-ER, Goldman, Sachs & Co., as calculation agent, will continue to calculate the GSCI-ER during the remaining term of the notes, based on the methodology described in this pricing supplement.

The notes are indexed to the GSCI-ER and not the GSCI-TR.

     The return on the notes is indexed to the GSCI-ER, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index. The GSCI-TR is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Because the notes are indexed to the GSCI-ER, the return on the notes will not include the total return feature or the interest component of the GSCI-TR.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial.

The U.S. federal income tax treatment of the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as forward contracts under which we deliver at maturity a cash amount determined by reference to the Index for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest amounts even though such deemed interest amounts may be more than the interest payments usually received with respect to the notes. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION

Calculation Agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Initial Index Level, the Final Index Level, the Redemption Amount, the Coupon, Early Principal Amount, LIBOR, the rate applicable to any overdue payment of the Redemption Amount and the redemption price upon any early redemption of the notes. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Investors may obtain information at any time regarding the calculation of the GSCI-ER as published on Reuters Page GSCI or, following any Market Disruption Event, as calculated for purposes of the notes, including following changes in the composition of the GSCI, by contacting the calculation agent. Upon request, the calculation agent will provide a written statement to an investor showing how the closing level of the GSCI-ER was calculated on any date for purposes of the notes and how the Redemption Amount per U.S. $1,000,000.00 of the Principal Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

     Goldman, Sachs & Co.
     85 Broad Street
     New York, New York 10004
     Telephone: +1 212 902 1000
     Fax: +1 212 902 3000
     Attention: Registration Department

License Agreement

     Goldman, Sachs & Co. has entered into a license agreement (the License Agreement) granting us a non-exclusive license to use the GSCI-ER in connection with the notes issued in this transaction only. The License Agreement provides that, in the event that Goldman, Sachs & Co. fails to provide the GSCI-ER to us on a regular basis with the result that we are unable to determine the GSCI-ER and the Redemption Amount payable in respect of the notes, we or our authorized designee (which shall be a major accounting firm which we appoint) shall be authorized to calculate the GSCI-ER. In such event,

Goldman, Sachs & Co. will provide us or the accounting firm with any and all information that may be necessary in order to enable us or the accounting firm to perform these calculations.

     Goldman, Sachs & Co. makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the GSCI or GSCI-ER to track general commodity market performance. Goldman, Sachs & Co. has no obligation to take the needs of the licensee or the owners of the notes into consideration in determining, composing or calculating the GSCI or GSCI-ER. Goldman, Sachs & Co. has no obligation or liability in connection with the administration or trading of the notes.

     Neither we nor Goldman, Sachs & Co. guarantees the quality, accuracy or the completeness of the GSCI, the GSCI-ER or any data included therein. Neither we nor Goldman, Sachs & Co. make any warranty, express or implied, as to results to be obtained by owners of the notes, licensees or any other person or entity from any use of the GSCI, the GSCI-ER or any data included therein. Neither we nor Goldman, Sachs & Co. make any express or implied warranties, and hereby expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the GSCI, the GSCI-ER and any data included therein. Without limiting any of the foregoing, in no event shall either we or Goldman, Sachs & Co. have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

Hypothetical Examples

     In the table below, we provide a range of hypothetical returns for the Index assuming a hypothetical Initial Index Level of 687.88. Based on these hypothetical Index returns, we illustrate a range of approximate Redemption Amounts per $1,000,000.00 Principal Amount, expressed as a percentage. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index commodities or the method by which Goldman, Sachs & Co. calculates the Index level, that there is no change in the relative weighting of any Index commodities and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index commodities.

     The Index has been volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The GSCI-ER — Historical Values of the GSCI-ER” below.

			Redemption Amount
	Percentage Change	Principal Redemption	per $1,000,000.00
Final Index Level	in Index	(% of Par)	Principal Amount
1238.18	80%	338.95%	$3,389,471.23
1169.40	70%	308.95%	$3,089,471.23
1100.61	60%	278.95%	$2,789,471.23
1031.82	50%	248.95%	$2,489,471.23
963.03	40%	218.95%	$2,189,471.23
894.24	30%	188.95%	$1,889,471.23
825.46	20%	158.95%	$1,589,471.23
756.67	10%	128.95%	$1,289,471.23
687.88	0%	98.95%	$989,471.23
619.09	–10%	68.95%	$689,471.23
550.30	–20%	38.95%	$389,471.23
481.52	–30%	8.95%	$89,471.23
412.73	–40%	0.00%	—
343.94	–50%	0.00%	—
275.15	–60%	0.00%	—
206.36	–70%	0.00%	—
137.58	–80%	0.00%	—
68.79	–90%	0.00%	—
0.00	–100%	0.00%	—

This table does not take into account the Coupon payable upon maturity.

Same-Day Funds Settlement and Payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Depository’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE COMMODITY MARKETS

     Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the GSCI are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is to be made.

     There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

     By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to the market”.

     Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

     U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.

     From its inception to the present, the GSCI has been comprised exclusively of futures contracts traded on regulated exchanges. This has been due to the fact that, historically, regulated futures exchanges were the only types of facilities for the trading of commodities that provided centralized trading mechanisms and public reports of trading activity that reflected the prices and volumes of transactions executed in the relevant market. Recently, however, a number of electronic trading facilities have developed that offer trading in physical commodities and over-the-counter derivatives on commodities (such as swaps and forward contracts), through a centralized forum. Many of these facilities also provide price and volume reports to their participants and, in some cases, to the public. Such trading facilities are becoming a more significant component of the commodity trading market. In addition, recent amendments to the Commodity Exchange Act permit such trading facilities to operate without being regulated in the same manner as organized futures exchanges.

     In response to these developments, Goldman, Sachs & Co., in consultation with the Policy Committee, as discussed in the section “The Policy Committee” below, has modified the methodology for determining the commodities and contracts to be included in the GSCI in order to permit the inclusion of contracts traded on trading facilities other than regulated futures exchanges. The criteria for determining the contracts to be included in the GSCI, and the methodology for calculating the GSCI, are summarized below. At present, the GSCI continues to be comprised exclusively of futures contracts traded on regulated futures exchanges. However, pursuant to the recent modifications to the GSCI methodology, the GSCI may in the future include contracts traded on other types of trading facilities. Such contracts may include, but will not necessarily be limited to, swaps and spot or forward contracts on a variety of physical commodities. In the commodities context, swaps are bilateral transactions that typically provide for the parties to make payments over a period of time either in a fixed amount or in an amount determined by reference to the price of a commodity. Spot and forward contracts typically provide for delivery of a commodity either at a stated time in the future or over a specified period of time, in return for a fixed purchase price (although such contracts may on occasion be settled through cash payments rather than physical delivery).

     Transactions in such contracts executed through a trading facility may be bilateral transactions between two principals, in which case the parties are generally responsible for settlement of the transactions and for establishing any applicable credit terms, which may consist of futures-style margining but typically involve deposits of collateral and periodic adjustments of the amount of the collateral required. Alternatively, certain trading facilities may provide for contracts to be cleared through a centralized clearing house similar (or identical) to the types of clearing houses that provide clearing services to regulated futures markets. The terms of the contracts traded through these trading facilities, as well as the manner in which they are traded and the manner in which the prices and volumes of transactions are reported, may differ significantly from the comparable features of regulated futures contracts. In addition, the trading facilities may be subject to less regulation than regulated futures exchanges or, in some cases, to no substantive regulation.

THE GSCI-ER

     The GSCI-ER was established in May 1991 and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index, generally referred to as the “GSCI”. The value of the GSCI-ER, on any given day, reflects

•	the price levels of the contracts included in the GSCI (which represents the value of the GSCI) and

•	the “contract daily return,” which is the percentage change in the total dollar weight of the GSCI from the previous day to the current day.

     Each of these components is described below.

     The GSCI is a proprietary index that Goldman, Sachs & Co. developed and calculates. As part of its investment banking operations, Goldman, Sachs & Co. engages, both directly and indirectly through its affiliates, in futures market brokerage, financial futures trading and hedging, dealing in foreign exchange and other activities. J. Aron & Co., an affiliate of Goldman, Sachs & Co., trades as principal in foreign exchange, crude oil and petroleum products, natural gas, electricity and in gold, silver, platinum group and base metals and in related derivative instruments.

     The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria. The GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the GSCI are weighted, on a production basis, to reflect the relative significance (in the view of Goldman, Sachs & Co., in consultation with the Policy Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

     Set forth below is a summary of the composition of and the methodology used to calculate the GSCI as of the date of this Pricing Supplement. The methodology for determining the composition and weighting of the GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI, as described below. Goldman, Sachs & Co. makes the official calculations of the GSCI. At present, this calculation is performed continuously and is reported on Reuters Page GSCI and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of Goldman, Sachs & Co. in New York City are open for business, which we refer to as a GSCI Business Day. The settlement price for the GSCI-ER is also reported on Reuters Page GSCI at the end of each GSCI Business Day. If Reuters ceases to publish the value of the GSCI, Goldman, Sachs & Co. has undertaken to use commercially reasonable efforts to assure that a comparable reporting service publishes the GSCI so long as any notes are outstanding.

     Goldman, Sachs & Co., and certain of its affiliates will trade the contracts comprising the GSCI, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. Goldman, Sachs & Co., and certain of its affiliates may underwrite or issue other securities or financial instruments indexed to the GSCI and related indexes and license the GSCI for publication or for use by unaffiliated third parties. These activities could present certain conflicts of interest and could adversely affect the value of the GSCI. There may be conflicts of interest between you and Goldman, Sachs & Co. See “Risk Factors — Trading and other transactions by Goldman, Sachs & Co. in the contracts and the underlying commodities included in the GSCI-ER may adversely affect the value of your notes” and “There may be conflicts of interest between you and Goldman, Sachs & Co.”

     In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, Goldman, Sachs & Co., in consultation with the Policy Committee has modified the methodology for determining the composition of the GSCI and its sub-indices, including the GSCI-ER, in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the GSCI methodology now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform. Goldman, Sachs & Co., in consultation with the Policy Committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the GSCI methodology, in advance of their effectiveness.

The Policy Committee

     Goldman, Sachs & Co. has established a Policy Committee to assist it in connection with the operation of the GSCI. The Policy Committee meets on a regular basis and at other times upon the request of Goldman, Sachs & Co. The principal purpose of the Policy Committee is to advise

Goldman, Sachs & Co. with respect to, among other things, the calculation of the GSCI, the effectiveness of the GSCI as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the GSCI. The Policy Committee acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI are made by Goldman, Sachs & Co.

     The Policy Committee generally meets in October of each year. Prior to the meeting, Goldman, Sachs & Co. determines the commodities to be included in the GSCI for the following calendar year, as well as the weighting factors for each commodity. The Policy Committee members receive the proposed composition of the GSCI in advance of the meeting and discuss the composition at the meeting. Goldman, Sachs & Co. also consults the Policy Committee on any other significant matters with respect to the calculation or operation of the GSCI. The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration. At present, the Policy Committee consists of the following members:

Peter O’Hagan, Chairman	Managing Director, Goldman, Sachs & Co.
Steven Strongin	Managing Director, Goldman, Sachs & Co.
Laurie Ferber	Managing Director, Goldman, Sachs & Co.
Richard Redding	Director, Chicago Mercantile Exchange
Dan Kelly	Vice President, Market Risk and Performance, Harvard Management Co.
Kenneth A. Froot	Andre R. Jakurski Professor of Finance and Director of Research, Harvard Business School
Jelle Beenen	Manager, Commodities and Quantitative Strategies Investments, PGGM Pensioenfonds
Chia Tai Tee	Assistant Director, Investment Policy and Strategy, Government of Singapore Investment Corp.

Composition of the GSCI

     In order to be included in the GSCI a contract must satisfy the following eligibility criteria:

1.	The contract must be in respect of a physical commodity and not a financial commodity.

2.	The contract must:

(a)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(b)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

     The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

(i)	makes price quotations generally available to its members or participants (and, if Goldman, Sachs & Co. is not such a member or participant, to Goldman, Sachs & Co.) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

(ii)	makes reliable trading volume information available to Goldman, Sachs & Co. with at least the frequency required by Goldman, Sachs & Co. to make the monthly determinations;

(iii)	accepts bids and offers from multiple participants or price providers; and

(iv)	is accessible by a sufficiently broad range of participants.

3.	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, Goldman, Sachs & Co., in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

4.	At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if Goldman, Sachs & Co. is not such a member or participant, to Goldman, Sachs & Co.) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

5.	For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

6.	A contract that is:

(a)	not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(b)	A contract that is already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

(c)	A contract that is not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

(d)	A contract that is already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

7.	A contract that is:

(a)	already included in the GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI and each contract’s percentage of the total is then determined.

(b)	A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 0.75%.

8.	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts will be included in the GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI attributable to such commodity exceeding a particular level.

(b)	If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity then has the smallest portion of the GSCI attributable to it.

     The contracts currently included in the GSCI are all futures contracts traded on the New York Mercantile Exchange, Inc. (“NYM”), the International Petroleum Exchange (“IPE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Coffee, Sugar & Cocoa Exchange, Inc. (“CSC”), the New York Cotton Exchange (“NYC”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”). The futures contracts currently included in the GSCI, their percentage dollar weights (“PDW”), their market symbols, the exchanges on which they are traded and their contract production weights (“CPW”) for 2005 are:

Commodity (Contract)	PDW 2005*	Market Symbol	Trading Facility	CPW 2005
Wheat (Chicago Wheat)	2.22%	W	CBT	16111.75
Wheat (Kansas Wheat)	0.91%	KW	KBT	5732.665
Corn	2.07%	C	CBT	23731.84
Soybeans	1.42%	S	CBT	5883.338
Coffee “C”	0.65%	KC	CSC	14865.77
Sugar #11	1.56%	SB	CSC	288683.9
Cocoa	0.19%	CC	CSC	3.0886
Cotton #2	0.95%	CT	NYC	41800.09
Lean Hogs	1.66%	LH	CME	57133.69
Cattle (Live Cattle)	2.87%	LC	CME	69228.16
Cattle (Feeder Cattle)	0.73%	FC	CME	14368.42
Oil (No 2 Heating Oil, NY)	8.45%	HO	NYM	116199.7
Oil (Gasoil)	4.60%	LGO	IPE	206.1135
Oil (Unleaded Reg Gas, NY)	7.26%	HU	NYM	114672.6
Oil (WTI Crude Oil)	27.48%	CL	NYM	11177.65
Oil (Brent Crude Oil)	13.39%	LCO	IPE	5579.262
Natural Gas	14.44%	NG	NYM	28271.85
High Grade Primary Aluminum	2.88%	IA	LME	31.1452
Copper — Grade A	2.75%	IC	LME	14.58
Standard Lead	0.61%	IL	LME	6.214
Primary Nickel	0.28%	IN	LME	1.078
Special High Grade Zinc	0.64%	IZ	LME	8.626
Gold	1.79%	GC	CMX	81.72721
Silver	0.21%	SI	CMX	572.2834

*	Percentage dollar weights are based on the settlement prices as of November 29, 2005. The sum of the percentage dollar weights presented might not total 100% due to rounding conventions applied to the underlying dollar weights.

The futures contracts included in the GSCI, their percentage dollar weights and their contract production weights, among other matters, may change in 2006.

©2004-2005 Goldman, Sachs & Co. Used with permission.

     The quantity of each of the contracts included in the GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, Goldman, Sachs & Co., in consultation with the Policy Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weights of which are calculated on the basis of regional production data, with the relevant region defined as North America.

     The five-year moving average is updated annually for each commodity included in the GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

     In addition, Goldman, Sachs & Co. performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, Goldman, Sachs & Co. reevaluates the composition of the GSCI, in consultation with the Policy Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI. Commodities included in the GSCI which no longer satisfy such criteria, if any, will be deleted.

     Goldman, Sachs & Co., in consultation with the Policy Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI are necessary or appropriate in order to assure that the GSCI represents a measure of commodity market performance. Goldman, Sachs & Co. has the discretion to make any such modifications, in consultation with the Policy Committee. Upon request, Goldman, Sachs & Co. will disclose to any investor any such modifications that are made. Requests should be directed to the calculation agent at the address specified above under “Additional Information—calculation agent”.

Contract Expirations

     Because the GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the GSCI for each commodity during a given year are designated by Goldman, Sachs & Co., in consultation with the Policy Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

     If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by Goldman, Sachs & Co. If a trading facility ceases trading in all contract expirations relating to a particular contract, Goldman, Sachs & Co. may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the Index. If that timing is not practicable, Goldman, Sachs & Co. will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the GSCI

     The value of the GSCI on any given day is equal to the total dollar weight of the GSCI divided by a normalizing constant that assures the continuity of the GSCI over time. The total dollar weight of the GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs and,

•	during a roll period, the appropriate “roll weights” (discussed below).

     The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of Goldman, Sachs & Co., reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, Goldman, Sachs & Co. may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI calculation. In that event, Goldman, Sachs & Co. will disclose the basis for its determination of such price to any investor on request. Requests should be directed to the calculation agent at the address specified above under “Additional Information—calculation agent”.

Contract Daily Return

     The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the GSCI on the preceding day, minus one.

     The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

     If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as the “limit price”);

•	the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, Goldman, Sachs & Co. may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, Goldman, Sachs & Co. will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

     If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the GSCI-ER

     The value of the GSCI-ER on any GSCI Business Day is equal to the product of (i) the value of the GSCI on the immediately preceding GSCI Business Day multiplied by (ii) one plus the contract daily return on the GSCI Business Day on which the calculation is made. The value of the GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

Historical Performance

     The table set forth below illustrates, on a hypothetical basis for the dates January 2, 1970 through January 1, 1991, and on an actual basis from January 1, 1992, how the GSCI-ER would have performed before and on January 1, 1991 based on the selection criteria and methodology described above, and how the GSCI-ER did perform after that date. Most of the commodities currently comprising the GSCI, however, have not been continuously included in the GSCI since 1970, either because futures contracts on such commodities had not yet been introduced or because the futures contracts available for trading did not satisfy the selection criteria. Conversely, certain commodities previously included in the GSCI no longer meet the selection criteria and have been deleted.

     Goldman, Sachs & Co. began calculating and publishing the GSCI-ER on Reuters Page GSCI in May 1991. Accordingly, while the historical performance table set forth below is based on the selection criteria and methodology described herein, the GSCI-ER was not actually calculated and published prior to May 1, 1991.

     The historical performance reflected in the table set forth below is based on the GSCI-ER selection criteria identified above and on actual price movements in the relevant markets on the relevant date. We cannot assure you, however, that this performance will be replicated in the future or that the historical performance of the GSCI-ER will serve as a reliable indicator or its future performance.

Historical Value of the GSCI-ER*

January 2, 1970	100.00
January 4, 1971	108.40
January 3, 1972	124.42
January 2, 1973	170.53
January 2, 1974	283.31
January 2, 1975	352.94
January 2, 1976	278.02
January 3, 1977	231.81
January 3, 1978	244.05
January 2, 1979	299.49
January 2, 1980	362.94
January 2, 1981	355.80
January 4, 1982	238.73
January 3, 1983	237.15
January 3, 1984	246.50
January 3, 1985	227.40
January 2, 1986	230.91
January 2, 1987	226.42
January 4, 1988	271.30
January 3, 1989	314.39
January 2, 1990	408.86
January 2, 1991	458.48
January 2, 1992	426.13
January 4, 1993	423.27
January 3, 1994	365.48
January 3, 1995	362.10
January 2, 1996	424.76
January 2, 1997	534.45
January 2, 1998	426.68
January 4, 1999	268.00
January 3, 2000	354.95
January 2, 2001	486.15
January 2, 2002	337.43
January 2, 2003	438.51
January 2, 2004	513.73
January 3, 2005	579.66

*	Values from January 2, 1970 through January 1, 1991 are hypothetical; values from January 2, 1992 are actual GSCI-ER values.

©2005 Goldman, Sachs & Co. Used with permission.

TAXATION IN THE UNITED STATES

     The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in prospectus supplement and the prospectus. This section is the opinion of Allen & Overy LLP and contains a general summary of certain principal U.S. Federal income tax consequences that may be relevant with respect to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold such note as a capital asset.

     This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular holder of the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons that own (or deemed to own) 10 per cent or more of our voting shares or interests treated as equity; and (x) partnerships, pass-through entities, or persons who hold the notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a Note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.

     This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Pricing Supplement. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes under their particular situation.

     For the purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. Federal income tax purposes:

(a)	a citizen or resident of the United States;

(b)	a corporation or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

(c)	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

(d)	a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     As provided in United States Treasury Regulations, certain trusts in existence on 20th August, 1996, and treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult its tax advisor.

Consequences to U.S. Holders

     We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract to purchase the Index and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfilment of your purchase obligation, which deposit will unconditionally and irrevocably be applied at the Maturity Date to satisfy that obligation at the Maturity Date. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

     Coupon Payment. Amounts denominated as coupon payments that are payable with respect to the notes will be characterized as ordinary income, includible annually in your income in accordance with your method of accounting. Coupon payments received by you will be treated as foreign source income for the purposes of calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation.

     Sale, Exchange, Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption (including any redemption prior to maturity) or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (excluding any coupon payments) and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.

     Possible Alternative Treatment. Notwithstanding our and your contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,

•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though the amount of original issue discount that is required to be accrued may be more than the interest payments actually received with respect to the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

     Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case you would be required to accrue interest on the notes.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of [●] between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.